

June 30, 2010

via U.S. mail and facsimile

Anthony J. Allott, Chief Executive Officer
Silgan Holdings Inc.
4 Landmark Square,
Stamford, Connecticut 06901

> **RE: Silgan Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December, 2009**
> **Definitive Proxy filed April 29, 2010**
> **File No. 221117**

Dear Mr. Allott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 45

Disclosure Controls and Procedures, page 45

1. We note your statement that your chief executive officer and your chief financial officer concluded that your disclosure controls and procedures are "effective in ensuring that all material information required to be disclosed in this Annual Report has been made known to them in a timely fashion." It does not appear that your certifying officers have reached a conclusion that your disclosure controls

and procedures are *effective*. In future Form 10-K and Form 10-Q filings, please either use the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without defining them. Please confirm to us that your disclosure controls and procedures are effective insofar as they are designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and they include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Exhibit Index, page 110

2. We note that you do not appear to have filed on EDGAR all of the schedules and exhibits to the document filed as exhibit 10.2 to the Form 10-K. Please file complete copies of this document as amended, including all schedules and exhibits, with your next periodic report or with a current report on Form 8-K. Please refer to Item 601(b)(10) of Regulation S-K.

Definitive Proxy Statement

General

3. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Review, Approval or Ratification of Transactions with Related Persons

4. In future filings, please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Refer to Item 404(b)(1) of Regulation S-K.

Base Salary, page 22

5. Please clearly explain how the Compensation Committee sets the base salaries of the named executive officers. We note disclosure that the Compensation Committee: (1) "may" adjust executive officer salaries based on cost of living, an individual's responsibilities and changes in competitive pay levels and (2) reviewed "other information available" in determining the salaries of the CEO, CFO and other executive officers of the Company. In future filings, please

elaborate as to whether or not the actual base salaries of the executive officers were adjusted due to any of the items disclosed and discuss the "other information available" the Compensation Committee used to determine the salaries of the CEO, CFO and other named executive officers.

Equity Based Compensation, page 26

6. In future filings, for each named executive officer, please disclose the target multiple of annual salary and any discretion the Compensation Committee used to increase or decrease the amount of the award.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief